BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 10020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

RESIDENT PARTNERS
JEANETTE K. CHAN (CHIEF REPRESENTATIVE)
XIAOYU GREG LIU

常驻合伙人
陈剑音律师 (首席代表)
刘晓宇律师




08003671

SUPPL

Rule 12g3-2(b) File No. 82-34792

July 2, 2008

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Greg Liu

Enclosures

ANNEX A

Date	Description
May 28, 2008	Announcement with Respect to Discloseable Transaction: Purchase of Property
May 28, 2008	Circular with Respect to Discloseable Transaction: Purchase of Property
June 17, 2008	Announcement with Respect to Connected Transactions

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DISCLOSEABLE TRANSACTION PURCHASE OF PROPERTY

On 15 May 2008, Tencent Tianjin and Shanghai Caohejing entered into an agreement. Tencent Tianjin agreed to purchase the Property at a consideration of RMB335.27 million.

The Purchase constituted a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. A circular containing the details of the Purchase will be dispatched to the shareholders of the Company as soon as possible.

THE PURCHASE

On 15 May 2008, Tencent Tianjin, a wholly owned subsidiary of the Company, entered into an agreement with Shanghai Caohejing in relation to the purchase of the Property, details of which are set out below:

Vendor: Shanghai Caohejing

To the best of the Board's knowledge, information and belief having made all reasonable enquiries, Shanghai Caohejing and its ultimate beneficial owner are independent third parties of the Company and not connected persons of the Company as defined under the Listing Rules.

Purchaser: Tencent Tianjin

Consideration: The total cash consideration payable to Shanghai Caohejing shall be approximately RMB335.27 million (equivalent to approximately HKD373.64 million) and the payment details are as follows:

i) RMB1 million paid on 15 May 2008;

ii) RMB99.58 million to be paid before 31 May 2008;

iii) RMB100.58 million to be paid before 15 June 2008;

iv) RMB134.11 million to be paid before 15 August 2008.

The Purchase will be funded by internal resources of the Group.

REASONS FOR THE PURCHASE

Currently, the construction of the Property has been completed. The Purchase price is set by the Vendor and is offered to all potential subscribers at pre-determined prices. The total asset value of the Property, including all transaction costs for the Purchase of approximately RMB10.50 million, shall be in a total sum of approximately RMB345.77 million.

The Board, having made reference to the market value of similar properties in similar location, considers that the Purchase price and the terms of the Purchase are fair and reasonable and in the best interest of the Company and the shareholders as a whole. According to the Agreement, the expected date of delivery of the Property shall be before 15 August 2008. The Group intends to use the Property as its office in Shanghai. In order to better manage the funds, the Board is of the view that the Property investment will meet the future development needs of the Group.

GENERAL

The Company and its subsidiaries are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the PRC.

The Purchase constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. A circular containing the details of the Purchase will be dispatched to the shareholders of the Company as soon as possible.

"Agreement"	the agreement entered into by Tencent Tianjin and Shanghai Caohejing;
"Board"	the board of directors of the Company;
"Company"	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Main Board of the Stock Exchange;
"Group"	The Company and its subsidiaries;
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China;
"Property"	The area of 17,645.85 sq. m. located at 1st to 9th Floors, Zone C, 1801 Hongmei Road of the first phase of "Shanghai Modern Technology Services Community Zone";
"Purchase"	The purchase of the Property by Tencent Tianjin;
"RMB"	Renminbi, the lawful currency of the PRC;
"Shanghai Caohejing"	Shanghai Caohejing Development Zone Hi-Tech Park Development Company Limited, a company incorporated in the PRC, the main business of which is zone development, construction, operation and management of property; property operation, project investment and development, information consultation and services; storage service;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning given under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere; and

"Tencent Tianjin"	Tencent Cyber (Tianjin) Company Limited, a company incorporated in the PRC.

By Order of the Board
Ma Huateng
Chairman

28 May 2008

As at the date of this announcement, the directors of the Company are:
Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

For illustrative purposes only, exchange rate of RMB1.00 = HKD1.11445 has been used in this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tencent Holdings Limited, you should at once hand this circular to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DISCLOSEABLE TRANSACTION
PURCHASE OF PROPERTY

16 June 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the agreement entered into by Tencent Tianjin and Shanghai Caohejing;
"Board"	the board of directors of the Company;
"Company"	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Main Board of the Stock Exchange;
"Group"	The Company and its subsidiaries;
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	11 June 2008, being the latest practicable date for ascertaining certain information in this circular prior to its publication;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China;
"Property"	The area of 17,645.85 sq. m. located at 1st to 9th Floors, Zone C, 1801 Hongmei Road of the first phase of "Shanghai Modern Technology Services Community Zone";
"Purchase"	The purchase of the Property by Tencent Tianjin;
"RMB"	Renminbi, the lawful currency of the PRC;
"Shanghai Caohejing"	Shanghai Caohejing Development Zone Hi-Tech Park Development Company Limited, a company incorporated in the PRC, the main business of which is zone development, construction, operation and management of property; property operation, project investment and development, information consultation and services; storage service;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning given under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere; and
"Tencent Tianjin"	Tencent Cyber (Tianjin) Company Limited, a company incorporated in the PRC.

For illustration purposes only, exchange rate of RMB1.00 = HKD1.11445 has been used in this circular.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Executive Directors:
Mr. Ma Huateng *(Chairman)*
Mr. Lau Chi Ping Martin
Mr. Zhang Zhidong

Non-executive Directors:
Mr. Antonie Andries Roux
Mr. Charles St Leger Searle

Independent Non-executive Directors:
Mr. Li Dong Sheng
Mr. Iain Ferguson Bruce
Mr. Ian Charles Stone

Registered office:
Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

Principal place of business in Hong Kong:
Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

16 June 2008

To the Shareholders

Dear Sir and Madam

DISCLOSEABLE TRANSACTION
PURCHASE OF PROPERTY

INTRODUCTION

On 28 May 2008, the Board announced that, on 15 May 2008, the Agreement was entered into between Tencent Tianjin, a wholly owned subsidiary of the Company, and Shanghai Caohejing in relation to a discloseable transaction relating to the Purchase.

The purpose of this circular is to provide you with further details of the Purchase.

THE PURCHASE

On 15 May 2008, Tencent Tianjin, entered into an agreement with Shanghai Caohejing in relation to the purchase of the Property, details of which are set out below:

Vendor:	Shanghai Caohejing To the best of the Board's knowledge, information and belief having made all reasonable enquiries, Shanghai Caohejing and its ultimate beneficial owner are independent third parties of the Company and not connected persons of the Company as defined under the Listing Rules.
Purchaser:	Tencent Tianjin
Consideration:	The total cash consideration payable to Shanghai Caohejing shall be approximately RMB335.27 million (equivalent to approximately HKD373.64 million) and the payment details are as follows: i) RMB1 million paid on 15 May 2008; ii) RMB99.58 million to be paid before 31 May 2008; iii) RMB100.58 million to be paid before 15 June 2008; iv) RMB134.11 million to be paid before 15 August 2008. The Purchase will be funded by internal resources of the Group.

REASONS FOR THE PURCHASE

Currently, the construction of the Property has been completed. The Purchase price is set by the Vendor and is offered to all potential subscribers at pre-determined prices. The total asset value of the Property, including all transaction costs for the Purchase of approximately RMB10.50 million, shall be in a total sum of approximately RMB345.77 million.

The Board, having made reference to the market value of similar properties in similar location, considers that the Purchase price and the terms of the Purchase are fair and reasonable and in the best interest of the Company and the shareholders as a whole. According to the Agreement, the expected date of delivery of the Property shall be before 15 August 2008. The Group intends to use the Property as its office in Shanghai. In order to better manage the funds, the Board is of the view that the Property investment will meet the future development needs of the Group.

EFFECT ON EARNINGS AND ASSETS AND LIABILITIES

As at the Latest Practicable Date, there was no material effect of the Purchase on the earnings and assets and liabilities of the Company.

GENERAL

The Company and its subsidiaries are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the PRC.

Since one of the percentage ratios under Chapter 14 of the Listing Rules for the Purchase is more than 5% but less than 25%, the Purchase constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, the Purchase is subject to the reporting announcement and circular requirements as set out in the relevant provisions of Chapter 14 of the Listing Rules.

Yours faithfully
Ma Huateng
Chairman

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) Long position in the shares and underlying shares of the Company

Name of Director	Nature of interests	Number of Shares/ underlying shares held	Percentage of issued share capital
Ma Huateng	Corporate *(Note 1)*	227,006,680	12.64%
Zhang Zhidong	Corporate *(Note 2)*	77,000,000	4.29%
Lau Chi Ping Martin	Personal	12,153,600 *(Note 3)*	0.68%
Li Dong Sheng	Personal	100,000 *(Note 4)*	0.01%
Iain Ferguson Bruce	Personal	100,000 *(Note 4)*	0.01%
Ian Charles Stone	Personal	100,000 *(Note 4)*	0.01%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

3 The interest comprises 150,000 shares and 12,003,600 underlying shares in respect of the share options granted pursuant to the Post-IPO Option Scheme I and Post-IPO Option Scheme II.

4 The interest represents the underlying shares in respect of the share options granted pursuant to the Post-IPO Option Scheme I.

(B) **Long position in the shares in associated corporations**

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer")	Personal	RMB10,857,140 (registered capital)	54.29%
	Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan")	Personal	RMB5,971,427 (registered capital)	54.29%
Zhang Zhidong	Tencent Computer	Personal	RMB4,571,420 (registered capital)	22.86%
	Shiji Kaixuan	Personal	RMB2,514,281 (registered capital)	22.86%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at the latest Practicable Date.

3. DIRECTORS' SERVICE CONTRACTS

Each of Messrs Ma Huateng and Zhang Zhidong has entered into a service contract with the Company for a term of three years from 25 March 2007. The term of each service contract can be extended by agreement between the Company and the relevant Director. The Company may terminate the contracts by three months' written notice at any time, subject to paying the Director his salary for the shorter of six months and a portion of his annual bonus for the year in which termination occurred pro rata to the portion of the year before the termination became effective.

Mr Lau Chi Ping Martin has entered into a service contract with the Company for a term of three years from 3 February 2008. Mr Lau is entitled to an annual bonus based on the performance of the Company in an amount to be determined by the Remuneration Committee. Mr Lau is entitled to participate in all employee benefit plans, programs and arrangements of the Company.

Save as disclosed above, none of the directors has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed above, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the Latest Practicable Date.

5. INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares in the Company

Name of shareholder	Nature of interest	Number of shares	Percentage of issued share capital
MIH China (BVI) Limited	Corporate *(Note 1)*	630,240,380	35.08%
Advance Data Services Limited	Corporate *(Note 2)*	227,006,680	12.64%
ABSA Bank Limited	Corporate *(Note 3)*	185,000,000	10.30%

Notes:

1 As MIH China (BVI) Limited ("MIH") is wholly owned by Naspers Limited through its intermediary companies MIH (Mauritius) Limited and MIH Holdings Limited. Naspers Limited, MIH (Mauritius) Limited and MIH Holdings Limited are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO. Out of the 630,240,380 shares held by MIH, 185,000,000 shares are pledged to ABSA Bank Limited, as referenced in Note 3 below.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As ABSA Bank Limited has a security interest in 185,000,000 Shares, which are held by MIH China (BVI) Limited, and ABSA Bank Limited is wholly owned by Barclays Bank PLC through its intermediary company ABSA Group Limited, Barclays Bank PLC and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 Shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

6. COMPETING BUSINESS

As at the Latest Practicable Date, the Board was not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

7. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration proceedings of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

8. GENERAL

(a) The company secretary of the Company is Ms Lau Suk Yi, who is an associate member of the Hong Kong Institute of Company Secretaries. The qualified accountant of the Company is Mr Lo, John Shek Hon, who was admitted as a CPA by CPA Australia in 1994 and has been a Fellow of the Hong Kong Society of Accountants since 2002.

(b) The registered office of the Company is situated at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(c) The branch share registrar of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17 Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

CONNECTED TRANSACTIONS

The Board wishes to announce that on 17 June 2008, the Company entered into (a) the Licence Agreement with MIH India Global Internet; and (b) the Option Agreement with MIH India Holdings and MIH India Global Internet.

Pursuant to the Licence Agreement, the Company agreed to grant to MIH India Global Internet an irrevocable, perpetual and royalty-free licence to use and to authorize end users to use the Licensed Materials in the India Territory.

Pursuant to the Option Agreement, MIH India Global Internet agreed to grant an irrevocable option to the Company to subscribe up to the total number of the Option Shares at the Exercise Price. If the Company exercises the Option in full, the Company shall subscribe Shares which result in the Company owning 50% shareholding of MIH India Global Internet minus one Share. Simultaneously with the closing of each tranche of the Option, the Company shall (a) purchase the Pro Rata Loans from the other shareholders of MIH India Global Internet on a pro rata basis, based on the relative amounts of Shareholder Loans extended to MIH India Global Internet by each such other shareholder as at the relevant closing date of the relevant tranche of the Option; and (b) be assigned the Proportional Existing Loan at no cost.

Upon closing of the first tranche of the Option, the Parties shall enter into the Shareholders' Agreement which sets out the rights and obligations of shareholders of MIH India Global Internet relating to transfer of Shares and the Shareholder Loans and the management and operations of MIH India Global Internet and its subsidiaries.

MIH India Holdings and MIH India Global Internet are wholly owned subsidiaries of Naspers Limited, the holding company of MIH China, a substantial shareholder of the Company; and hence MIH India Holdings and MIH India Global Internet are connected persons of the Company within the meaning of the Listing Rules. The entering into of the Licence Agreement, the Option Agreement and the Shareholders' Agreement therefore constitute connected transactions for the Company under the Listing Rules. As one of the relevant percentage ratios (as defined in the Listing Rules) for the Option Agreement exceeds 0.1% but is less than 2.5%, the connected transaction pursuant to the Option Agreement is exempt from the independent shareholders' approval requirement but is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

THE LICENCE AGREEMENT

On 17 June 2008, MIH India Global Internet and the Company entered into the Licence Agreement.

Date of the Agreement

17 June 2008

Parties

(1) MIH India Global Internet, a wholly owned subsidiary of Naspers Limited, the holding company of MIH China which in turn is a substantial shareholder of the Company

(2) the Company

The Licence

Pursuant to the Licence Agreement, the Company granted to MIH India Global Internet an irrevocable, perpetual and royalty-free licence to use and to authorize end users to use the Licensed Materials in the India Territory.

The grant of the licence under the Licence Agreement is at nil consideration. By entering into the Licence Agreement, the Company is granted the Option pursuant to the Option Agreement. Accordingly, the Directors considered the entering into of the Licence Agreement is on normal commercial terms.

The licenses granted by the Company to MIH India Global Internet and its subsidiaries shall be exclusive to MIH India Global Internet and its subsidiaries in the India Territory during the Exclusive Period and the parties agree that during the Exclusive Period, the Company shall not, and shall ensure that the Group shall not,

directly or indirectly, use nor license any of the Licensed Materials in the India Territory. Upon termination of the Exclusive Period, the license granted by the Company shall continue perpetually on the same terms except that it shall be non-exclusive to MIH India Global Internet and its subsidiaries in the India Territory.

Exclusive Period	=	(a) the seven (7) year period after the date of the Licence Agreement subject to certain ownership requirements as set out in the definition of the "Exclusive Period" in the definitions section; and (b) such period after the period referred to in (a) above when the Company and/or its Affiliates own at least 30% (or such other percentage as may be mutually agreed between the Company and MIH India Holdings) of the total number of issued Shares

THE OPTION AGREEMENT

On 17 June 2008, MIH India Holdings, MIH India Global Internet and the Company entered into the Option Agreement.

Date of the Agreement

17 June 2008

Parties

(1) MIH India Holdings, a wholly owned subsidiary of Naspers Limited, the holding company of MIH China which in turn is a substantial shareholder of the Company

(2) MIH India Global Internet, also a wholly owned subsidiary of Naspers Limited, the holding company of MIH China which in turn is a substantial shareholder of the Company

(3) the Company

The Option

Pursuant to the Option Agreement, MIH India Global Internet granted to the Company an irrevocable option to subscribe for new Shares up to the total number of the Option Shares. The Company shall have the right but not the obligation to exercise the Option in tranches. The exercise of the Option is at the Company's sole discretion. If the Company exercises the Option in full, the Company shall subscribe Shares which result in the Company owning 50% shareholding of MIH India Global Internet minus one Share.

$$\text{Exercise Price payable by the Company for the Subscribed Shares} = \text{Equity Funding Amount} \times \text{Relevant Proportion} - \text{Tencent Funding Amount}$$

Essentially, the Exercise Price is the subscription money payable by the Company for the Subscribed Shares. The Exercise Price is determined based on the percentage of equity to be subscribed and the equity funding contributed to MIH India Global Internet by all shareholders less the equity funding contributed by the Company.

The Equity Funding Amount is the total amount of funding contributed to MIH India Global Internet and its subsidiaries by all shareholders of MIH India Global Internet by way of equity or capital contribution less (a) fees or payments (if any) that any of MIH India Global Internet and/or its subsidiaries has paid to the shareholders of MIH India Global Internet and (b) dividends paid by MIH India Global Internet and its subsidiaries to shareholders of MIH India Global Internet, each calculated from 1 September 2007 up to and including the closing date of the relevant tranche of the Option.

The Relevant Proportion is a fraction the numerator of which is the total number of Shares issued to the Company immediately after the closing date of the relevant tranche of the Option and the denominator of which is the total number of issued Shares immediately prior to the closing date of such tranche of the Option.

The accounting treatment on MIH India Global Internet shall depend on the equity interest in MIH India Global Internet to be held by the Company upon exercise of the Option. If the Company holds less than 20% equity interests in MIH India Global Internet, MIH India Global Internet shall be considered an investee company. If the Company holds 20% or more equity interests in MIH India Global Internet, MIH India Global Internet shall be an associated company of the Company.

Simultaneously with the closing of each tranche of the Option, the Company shall (a) purchase the Pro Rata Loans from the other shareholders of MIH India Global

Internet on a pro rata basis, based on the relative amounts of Shareholder Loans extended to MIH India Global Internet by each such other shareholder as of the relevant closing date of the relevant tranche of the Option; and (b) be assigned the Proportional Existing Loan at no cost. The Shareholder Loan Purchase Price shall be dollar for dollar of the full value (including principal and interest accrued thereon) of the Pro Rata Loans.

Based on the unaudited consolidated financial statements of MIH India Global Internet, as at 31 March 2008, the consolidated total assets of MIH India Global Internet were approximately INR320.82 million (equivalent to approximately RMB52.82 million) and the net liability of MIH India Global Internet amounted to INR741.58 million (equivalent to approximately RMB122.10 million). The unaudited consolidated net loss of MIH India Global Internet (after taxation and extraordinary items) for the years ended 31 March 2008 and 31 March 2007 were approximately INR585.45 million (equivalent to approximately RMB96.40 million) and INR196.88 million (equivalent to approximately RMB32.42 million), respectively and the unaudited consolidated net loss of MIH India Global Internet (before taxation and extraordinary items) for the years ended 31 March 2008 and 31 March 2007 were approximately INR582.26 million (equivalent to approximately RMB95.87 million) and INR195.05 million (equivalent to approximately RMB32.12 million), respectively.

No cost is paid or payable by the Company to acquire the Option. Pursuant to the Option Agreement, the Company intends, in its sole discretion, to invest US$7.5 million (equivalent to approximately RMB52.05 million) in MIH India Global Internet during a three-year period commencing on the date of the Option Agreement. The investment of US$7.5 million shall include the purchase cost of the Pro Rata Loans. The investment of US$7.5 million shall be satisfied by cash generated by the operations of the Group. The amount of US$7.5 million is an estimate investment amount which the Company has budgeted for as its initial investment in MIH India Global Internet. The amount is determined based on the Company's initial investment plan for the Indian venture, the proposed shareholders' arrangement with MIH India Holdings in relation to rights as shareholders of MIH India Global Internet and results of the Company's due diligence and feasibility studies of MIH India Global Internet and the Indian Internet portal market. The Company may elect to make further additional investments in MIH India Global Internet over the term of the Option. Further announcements will be made when the Company plans to invest more than US$7.5 million in MIH India Global Internet or any one of the relevant percentage ratios (as defined in the Listing Rules) for the Option Agreement shall exceed 2.5% upon such further intended investment and such further investments, which shall be connected transactions pursuant to the Option Agreement, shall be subject to the reporting and announcement requirements and/or the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Exercise Price and the Shareholder Loan Purchase Price were determined after arm's length negotiations between the Parties.

CLOSING

Closing of the subscription and issue of any Subscribed Shares, the sale and purchase of the Pro Rata Loans and the assignment of the Proportional Existing Loan is subject to:

(a) the Parties having carried out and attended to all the relevant corporate procedures in order to complete the subscription of the Subscribed Shares, the sale of the Pro Rata Loans and the assignment of the Proportional Existing Loan;

(b) the Parties having obtained all necessary governmental approvals and consents for the subscription of the Subscribed Shares, the sale of the Pro Rata Loans and the assignment of the Proportional Existing Loan; and

(c) in case of the closing of the first tranche of the Option, the Parties entering into the Shareholders' Agreement and MIH India Global Internet having adopted amended and restated memorandum and articles of association of MIH India Global Internet that fully reflect the provisions of the Shareholders' Agreement.

SHAREHOLDERS' AGREEMENT

Upon closing of the first tranche of the Option, the Parties shall enter into the Shareholders' Agreement. The Shareholders' Agreement sets out the rights and obligations of shareholders of MIH India Global Internet relating to transfer of Shares and the Shareholder Loans and the management and operations of MIH India Global Internet and its subsidiaries.

Pursuant to the terms of the Shareholders' Agreement, a shareholder of MIH India Global Internet shall have, among other things, (a) right of first refusal; (b) tag along rights; and (c) last offer right, with respect to transfer of Shares. Each shareholder of MIH India Global Internet shall also have the right to nominate directors in proportion to its pro rata shareholding in MIH India Global Internet. The Company, upon becoming a shareholder of MIH India Global Internet, shall have certain veto rights, including, among others, veto rights relating to (i) amending the constitutional documents; (ii) changing the auditor; (iii) changing the principal accounting policies; (iv) causing voluntary liquidation or winding up proceedings; and (v) changing the principal business, of MIH India Global Internet.

CONNECTED TRANSACTIONS

MIH India Holdings and MIH India Global Internet are wholly owned subsidiaries of Naspers Limited, the holding company of MIH China, a substantial shareholder of the Company; and hence MIH India Holdings and MIH India Global Internet are connected persons of the Company within the meaning of the Listing Rules. The entering into of the Licence Agreement, the Option Agreement and the Shareholders' Agreement therefore constitute connected transactions for the Company under the Listing Rules.

The percentage ratios (as defined in the Listing Rules) for the transactions contemplated under the Licence Agreement and the Shareholders' Agreement are less than 0.1%, in accordance with Rule 14A.31(2) of the Listing Rules, these connected transactions are exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

As one of the relevant percentage ratios (as defined in the Listing Rules) for the Option Agreement exceeds 0.1% but is less than 2.5%, the connected transaction pursuant to the Option Agreement is exempt from the independent shareholders' approval requirement but is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules. In accordance with Rule 14A.32 of the Listing Rules, details of the transaction are disclosed in this announcement and will be included in the Company's next published annual report and accounts.

REASONS FOR THE TRANSACTIONS

The Group has been focusing its business in PRC since its inception. The Group is to exploring opportunities in international markets for expansion. The international expansion centers on emerging countries with fast growing Internet usage, which may develop in a way that bears some resemblance to the PRC market. India has emerged as an international market which has similar traits as the PRC market.

Naspers Limited, the holding company of MIH China, a substantial shareholder of the Company, has through its subsidiaries invested in the Indian market. Further details of the Indian operation of Naspers Limited are set out in the section headed "General" below. The strategic licensing and investment relationship which involves the entering into of the Licence Agreement, the Option Agreement and the Shareholders' Agreement between the Company and subsidiaries of Naspers Limited provides the Group with an opportunity to participate in the growth of the Indian online service markets. The Group and subsidiaries of Naspers Limited have worked together on other projects and the Board considers that the previous experience of working together successfully made MIH India Global Internet a suitable vehicle for participating in the Indian online service market.

The Board (including the independent non-executive Directors) believes that the terms of the Licence Agreement, the Option Agreement and the Shareholders' Agreement are on normal commercial terms and fair and reasonable and the transactions contemplated under the Licence Agreement, the Option Agreement and the Shareholders' Agreement are in the interests of the shareholders of the Company as a whole.

GENERAL

The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the PRC.

MIH India Holdings is an investment holding company. Its investments include, among others, interests in MIH India Global Internet. MIH India Holdings is the sole shareholder of MIH India Global Internet. MIH India Global Internet is also an investment holding company. Its investments include, among others, interests in ibibo Web Private Limited. Ibibo Web Private Limited is a wholly owned subsidiary of MIH India Global Internet. The principal activity of ibibo Web Private Limited is the provision of online services to users in the India Territory. Ibibo Web Private Limited currently has three core Internet portals, namely ibibo.com, OneFamily.com and Dwaar.com. In 2007, ibibo.com was ranked 24 in India by Comscore based on number of visitors.

DEFINITIONS

Term	Meaning
"Affiliate" of a person	any person directly or indirectly controlling, controlled by or under common control with the subject person
"Board"	board of Directors
"Company"	Tencent Holdings Limited, a limited liability company organized and existing under the laws of the Cayman Islands and the shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	directors of the Company

"Equity Funding Amount"	the total amount of funding contributed to MIH India Global Internet and its subsidiaries by all shareholders of MIH India Global Internet by way of equity or capital contribution less (a) any fees that any of MIH India Global Internet and/or its subsidiaries has paid to the shareholders of MIH India Global Internet and (b) dividends paid by MIH India Global Internet and its subsidiaries to shareholders of MIH India Global Internet, each calculated from 1 September 2007 up to and including the closing date of the relevant tranche of the Option
"Exclusive Period"	means: (a) the seven (7) year period after the date of the Licence Agreement; provided that if during the first five (5) years after the date of the Licence Agreement MIH India Holdings and/or its Affiliates cease to own at least 50% (or such other percentage as may be mutually agreed between MIH India Holdings and the Company) of the total number of issued Shares and if during the two (2) years after such five (5) year period MIH India Holdings and/or its Affiliates and/or the Company and/or its Affiliates together cease to own at least 50% (or such other percentage as may be mutually agreed between MIH India Holdings and the Company) of the total number of issued Shares, then the "Exclusive Period" shall terminate as and when the cessation of such ownership occurs; and (b) such period after the period referred to in (a) above when the Company and/or its Affiliates own at least 30% (or such other percentage as may be mutually agreed between the Company and MIH India Holdings) of the total number of issued Shares
"Exercise Price"	shall equal to the Equity Funding Amount multiplied by the Relevant Proportion minus the Tencent Funding Amount
"Existing Loan"	the total amounts provided by MIH India Holdings or its Affiliates to MIH India Global Internet and/or its subsidiaries prior to 1 September 2007

"Group"	the Company and its subsidiaries
"India Territory"	the territory of the Republic of India
"INR"	Indian Rupee, the lawful currency of the Republic of India
"Licence Agreement"	the licence agreement dated 17 June 2008 entered into between MIH India Global Internet and the Company in relation to a licence granted by the Company to MIH India Global Internet to use the Licensed Materials in the India Territory
"Licensed Materials"	shall include, among others, (a) certain software applications of the Group; (b) certain content of the Group owned by the Group which is relevant or useful to MIH India Global Internet; and (c) certain trademarks held by the Group
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"MIH India Global Internet"	MIH India Global Internet Limited, a limited liability company organised and existing under the laws of Mauritius and a wholly owned subsidiary of MIH India Holdings
"MIH India Holdings"	MIH India Holdings Limited, a limited liability company organised and existing under the laws of Mauritius and a wholly owned subsidiary of Naspers Limited
"MIH China"	MIH China (BVI) Limited, a limited liability company incorporated in the British Virgin Islands, a substantial shareholder of the Company and an indirect wholly owned subsidiary of Naspers Limited
"Naspers Limited"	Naspers Limited, a limited liability company incorporated in the Republic of South Africa, the shares of which are listed on the JSE Securities Exchange South Africa and the London Stock Exchange
"Option(s)"	the option(s) to subscribe for new Shares up to the total number of the Option Shares

"Option Agreement"	the option agreement dated 17 June 2008 entered into between the Parties in relation to an option to subscribe up to the total number of the Option Shares at the Exercise Price
"Option Shares"	means, assuming there is no third party shareholder of MIH India Global Internet, the total number of issued Shares held by MIH India Holdings and its Affiliates as at the relevant exercise date minus one Share (as at the date of this announcement, MIH India Global Internet has an issued share capital of US$10,000 comprised of 10,000 Shares of par value US$1.00 each, accordingly the number of Option Shares as at the date of this announcement is 9,999 Shares)
"Parties"	MIH India Global Internet, MIH India Holdings and the Company, being the parties to the Option Agreement and the Shareholders' Agreement
"PRC"	People's Republic of China

"Proportional Existing Loan"

$$= \text{Existing Loan} \times \frac{\text{Shares issued to the Company}}{\text{Shares issued to the Company and MIH India Holdings}} - \text{Existing Loan already assigned to the Company}$$

i.e. in respect of each closing date of the relevant tranche of the Option, means the number equal to (a) the Existing Loan mutiplied by a fraction, the numerator of which is the total number of Shares issued to the Company or its Affiliates up to and immediately after such closing and the denominator of which is the total number of Shares issued to the Company or its Affiliates and MIH India Holdings or its Affiliates immediately after such closing less (b) the aggregate amount of all Existing Loan assigned to the Company or its Affiliates prior to such closing date

"Pro Rata Loans"

$$= \text{Shareholder Loans} \times \frac{\text{Shares issued to the Company}}{\text{total number of Shares issued}} - \text{Shareholder Loans extended or assigned to the Company}$$

	i.e. in respect of each closing date of the relevant tranche of the Option, means the number equal to (a) the total amount of Shareholder Loans as at such closing date mutiplied by a fraction, the numerator of which is the total number of Shares issued to the Company or its Affiliates up to and immediately after such closing and the denominator of which is the total number of Shares issued by MIH India Global Internet immediately after such closing less (b) the aggregate amount of all Shareholder Loans extended to MIH India Global Internet by the Company or its Affiliates as at such closing date and the amount of Shareholder Loans assigned to the Company or its Affiliates prior to such closing date
"Relevant Proportion"	a fraction the numerator of which is the total number of Shares issued to the Company immediately after the closing date of the relevant tranche of the Option and the denominator of which is the total number of issued Shares immediately prior to the closing date of such tranche of the Option
"RMB"	Reminbi, the lawful currency of the PRC
"Share(s)"	share(s) of MIH India Global Internet of par value US$1.00 each
"Shareholder Loan Purchase Price"	the consideration for the Shareholder Loans which shall be dollar for dollar of the full value (including princpal and interest accrued thereon) of the Pro Rata Loans
"Shareholder Loans"	all loans and advances made by a shareholder of MIH India Global Internet to MIH India Global Internet and/or its subsidiaries, including principal, interest and all other amounts accrued thereunder, except for the Existing Loan and which remains outstanding and which are subject to assignment upon transfer of Shares
"Shareholders' Agreement"	the shareholders' agreement of MIH India Global Internet to be entered into between the Parties at the closing of the first tranche of the Option
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscribed Shares"	those Option Shares subscribed by the Company in any given tranche of exercise of the Option
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"Tencent Funding Amount"	the total amount of funding contributed to MIH India Global Internet and its subsidiaries by the Company or its Affiliates by way of equity contribution less (a) any fees that any of MIH India Global Internet and/or its subsidiaries has paid to the Company and (b) dividends paid by MIH India Global Internet and its subsidiaries to the Company, each calculated from 1 September 2007 up to the closing date of the relevant tranche of the Option
"US$"	United States dollar, the lawful currency of the United States of America

In this announcement, for reference purpose only and unless otherwise stated, the conversion of US$ into RMB is calculated by using an exchange rate of US$1.00 to RMB6.9402 and the conversion of INR into RMB is calculated by using an exchange rate of INR100 to RMB16.4655.

By Order of the Board
Ma Huateng
Chairman

17 June 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

END